UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 5

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Based on the Company’s ongoing strategic review of the global regulatory and commercial landscape for TransCon Parathyroid Hormone (“PTH”), and the Company’s initial post-Phase 1 interactions with the Food and Drug Administration (the “FDA”), the Company intends to update the plans for its TransCon PTH development program. The Company expects the elements of the program relating to Chemistry, Manufacturing and Controls (CMC), the associated device and nonclinical objectives to remain materially unchanged, and the Company intends to expand its Phase 3 program to include a global pivotal trial incorporating trial sites in Japan and possibly other Asian countries. The Company also intends to conduct a Phase 2 trial in subjects with hypoparathyroidism. The Company believes the Phase 2 trial will provide experience with dosing regimens of TransCon PTH, and with titration of calcium and active vitamin D supplementation, which may optimize the Phase 3 trial. Based upon recent preliminary feedback from the FDA, the Company initially expects that the Phase 2 trial may be a randomized placebo-controlled study following subjects for approximately four weeks. The Phase 2 trial will have the potential to enable clinical validation of other outcome measures, including the ability to discontinue active vitamin D and calcium supplementation, and to reduce urine calcium excretion. The Company plans to initiate the Phase 2 study in the first quarter of 2019, with topline data expected by early 2020. Subjects from this Phase 2 study are expected to be eligible to enter into a long-term extension study.

Forward Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding the Company’s future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the Company’s expectations regarding (i) its plans for updating the TransCon PTH development program, (ii) its plans to incorporate trial sites in Japan and possibly other Asian countries, (iii) its intention to conduct a Phase 2 trial in subjects with hypoparathyroidism, (iv) the possibility that the Phase 2 trial will provide experience with dosing regimens of TransCon PTH, and with titration of calcium and active vitamin D supplementation, (v) its expectation that the Phase 2 trial may be a randomized placebo-controlled study following subjects for approximately four weeks, (vi) the possibility that the Phase 2 trial will have the potential to enable clinical validation of other outcome measures, (vii) the expected timing for initiation of (and topline data from) the Phase 2 study, and (viii) the expectation that subjects from the Phase 2 study will be eligible to enter into a long-term extension study. The Company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that the Company makes, including the following: unforeseen safety or efficacy results in TransCon PTH trials; unforeseen expenses related to the development of TransCon PTH; delays in the development of TransCon PTH related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen issues; dependence on third party manufacturers to supply trial drug for planned clinical studies; and the Company’s ability to obtain additional funding, if needed, to support its business activities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the Company’s current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F filed with the SEC on March 28, 2018. Forward-looking statements do not reflect the potential impact of any future in-licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that the Company may enter into or make. The Company does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: August 13, 2018	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Chairman and Senior Vice President, General Counsel